SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 17, 2006
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

Corporate Taxpayer’s ID (CNPJ) #01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON APRIL 28, 2006

Date, time and place: April 28, 2006, at 2:00 pm, at the Company’s headquarters located at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo; Quorum: Attendance of all the Board of Directors’ members. Presiding Board: Noemy Almeida Oliveira Amaro – Chairman and Fabiana Borges Vilhena – Secretary. Agenda: To resolve on the election of the new members of the Company’s Board of Executive Officers. Resolutions: After discussing the matter and taking the voting, it was resolved, by unanimous vote, to conduct the election of the new members of the Company’s Board of Executive Officers and, after checking the votes, it was verified that the following members were elected: Mr. MARCO ANTONIO BOLOGNA, a Brazilian citizen, married, engineer, Identity Card (RG) 6.391.996 SSP/SP and Individual Taxpayer’s ID (CPF) 685.283.378 -04, for the position of Chief Executive Officer, Mr. LÍBANO MIRANDA BARROSO, a Brazilian citizen, married, economist, Identity Card (RG) M-2063971 SSP/MG and Individual Taxpayer’s ID (CPF) 421.016.386 -49, for the position of Chief Financial Officer, who statutorily accumulates the function of Investor Relations Officer and Messrs. JOSÉ WAGNER FERREIRA, a Brazilian citizen, business administrator, married, Identity Card (RG) 6.456.390 SSP/SP and Individual Taxpayer’s ID (CPF) 761.452.558 -20, GELSON PIZZIRANI, a Brazilian citizen, mathematician, married, Identity Card (RG) 5.407.200 SSP/SP and Individual Taxpayer’s ID (CPF) 528.223.038 -00 and RUY ANTONIO MENDES AMPARO, a Brazilian citizen, aeronautical engineer, married, Identity Card (RG) 10.412.590 SSP/SP and Individual Taxpayer’s ID (CPF) 054.137.238 -65, all with office at Av. Jurandir, 856, lote 4, Jardim Ceci, São Paulo/SP for the position of Executive Officers. The investiture of the members of the Fiscal Council elected herein will take place by means of the signature (i) of the respective instrument of investiture in the proper book, and (ii) of the term of agreement required by the Regulation of Differentiated Corporate Governance Practices – Level 2 of Bovespa. The executive officers appointed herein, attending this meeting, declare not to be subject to any crime that hinder them from performing trade and, also, are not unable to do so, under the terms of the law. The term of office of the executive officers elected will be until April 30, 2009. Closure: Nothing more to be dealt with, this meeting was adjourned and these present minutes were drawn up in the summary format which, after being read, were signed by all. São Paulo, April 28, 2006. (signatures) Noemy Almeida Oliveira Amaro – Chairman, Fabiana Borges Vilhena – Secretary. Board members: Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Henri Philippe Reichstul, Waldemar Verdi Júnior and Roger Ian Wright. This is a free English translation of the original instrument drawn up in the Company’s records.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.